Maxygen, Inc. 515 Galveston Drive Redwood City, CA 94063 650.298.5300 main 650.364.2715 fax www.maxygen.com

September 23, 2011

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Maxygen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 8, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 000-28401

Ladies and Gentlemen:

Maxygen, Inc. (“we,” “us,” “our” and similar terms) respectfully submits this letter in response to additional comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received by letter dated September 15, 2011, relating to our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010 (File No. 000-28401) and our Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2011. Reference is also made to the Staff’s previous letter dated August 17, 2011 and our August 24, 2011 response thereto.

In this letter, we have recited the comments of the Staff in italicized, bold type and have followed each comment with our response thereto.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

9. Income Taxes, page 84

1.	Please refer to your response to comment one. Please expand your proposed disclosure to be included in future periodic reports to explain the reason that the losses recognized by the Company of $17.1 million upon the sale of the 21% of Maxygen Holdings LLC and the $52.8 million upon the liquidation of Maxygen Holdings Ltd. are not reflected in your statements of operations. Further, tell us where the differences in tax bases related to these transactions were reflected in your deferred tax assets as of December 31, 2009 or why they should not have been reflected therein.

Response 1:

We respectfully submit to the Staff that the losses we recognized for tax purposes upon the sale of the interest in Maxygen Holdings LLC and the liquidation of Maxygen Holdings Ltd. represented the accumulated tax basis in Maxygen Holdings Ltd. This accumulated tax basis corresponds to losses attributable to Maxygen Holdings Ltd. since its formation in March 2000 that were reflected in our consolidated statements of operations for each

Securities and Exchange Commission

Re: Maxygen, Inc.

September 23, 2011

applicable reporting period. Accordingly, as requested by the Staff, we submit the following expanded disclosure to be included in applicable future periodic reports (which includes the disclosure we proposed in our August 24, 2011 letter):

The $6.0 million recorded as the Loss on sale of investment in subsidiary reflects the tax effected amount (at the U.S. statutory rate) of the $17.1 million loss recognized by the Company upon sale of a 21% interest in Maxygen Holdings LLC. The $17.1 million loss represents 21% of the Company’s $82.5 million tax basis in Maxygen Holdings LLC, less proceeds received upon sale.

At the time of liquidation, Maxygen Holdings Ltd. was wholly owned by Maxygen Holdings LLC. The $18.5 million recorded as the U.S. loss on liquidation of foreign subsidiary reflects the tax effected amount (at the U.S. statutory rate) of the $52.8 million loss recognized by the Company upon liquidation of Maxygen Holdings Ltd. The $52.8 million loss represents the Company’s allocable tax basis in Maxygen Holdings Ltd. of $65.2 million, less the fair market value of assets transferred to Maxygen Holdings LLC of $12.4 million in connection with the liquidation of Maxygen Holdings Ltd.

The losses recognized by the Company of $17.1 million upon the sale of the 21% of Maxygen Holdings LLC and $52.8 million upon the liquidation of Maxygen Holdings Ltd. represent the accumulated tax basis in Maxygen Holdings Ltd. The accumulated tax basis was derived from the cash contributed by the Company to Maxygen Holdings Ltd. since its formation in March 2000. These cash contributions funded the losses attributable to Maxygen Holdings Ltd., which were reflected in the Company’s consolidated statements of operations for each applicable reporting period.

In addition, we respectfully advise the Staff that the losses recognized upon the sale of the interest in Maxygen Holdings LLC and the liquidation of Maxygen Holdings Ltd. represented differences in our tax basis in the stock of Maxygen Holdings Ltd. (i.e. outside tax basis). The differences in our outside tax basis in the Maxygen Holdings Ltd. stock were not reflected in our deferred tax assets as of December 31, 2009, consistent with Accounting Standards Codification (“ASC”) 740-30-25-9, “Recognition of Deferred Tax Assets,” which provides that:

A deferred tax asset shall be recognized for an excess of the tax basis over the amount for financial reporting of an investment in a subsidiary or corporate joint venture that is essentially permanent in duration only if it is apparent that the temporary difference will reverse in the foreseeable future.

While we did have a tax basis in excess of our book basis in Maxygen Holdings Ltd., we determined that it was permanent in duration and, as of December 31, 2009, was not expected to reverse in the foreseeable future. As a result, consistent with ASC 740-30-25-9, the differences in tax bases related to the above referenced transactions were not reflected in our deferred tax assets as of December 31, 2009.

Form 10-Q for the quarterly period ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative Expenses, page 19

2.	Please refer to your response to comment two. Please provide us revised disclosure to be included in future periodic reports to clarify that the activities conducted by the consultants were primarily advisory and administrative in nature and that no product development efforts were undertaken.

Securities and Exchange Commission

Re: Maxygen, Inc.

September 23, 2011

Response 2:

In response to the above comment, we respectfully submit to the Staff the following revised disclosure to be included in applicable future periodic reports:

The activities of the consultants who assisted us in the preparation of the proposal we submitted to BARDA were primarily advisory and administrative in nature and no product development efforts were undertaken by such consultants.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (650) 298-5327. Thank you for your assistance.

Sincerely,

/s/ James R. Sulat
James R. Sulat,
Chief Executive Officer & Chief Financial Officer
Maxygen, Inc.

cc:	Kenneth Lee, Chairman of the Audit Committee of Maxygen, Inc.
John Borkholder, General Counsel, Maxygen, Inc.
Michael Byrnes, Controller, Maxygen, Inc.